

Mail Room 3233

June 9, 2017

<u>Via Email</u>
William P. Dioguardi
Chief Executive Officer
Four Springs Capital Trust
1901 Main Street
Lake Como, New Jersey 07719

> **Re:**   **Four Springs Capital Trust**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed June 7, 2017**
> **File No. 333-218205**

Dear Mr. Dioguardi:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our June 6, 2017 letter.

<u>Dilution, page 72</u>

1.  Please tell us how you calculate the pro forma net tangible book value of $59.2 million and $150.5 million before and after the offering, respectively.

Unaudited Consolidated Financial Statements of Four Springs Capital Trust

Notes to Unaudited Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Accounting for Real Estate, page F-8

2. We note your response to our prior comment 6 and your revisions to your filing. It appears that your revisions only address the recording of acquisition costs. Please further revise your policy note to clarify, if true, that you record asset acquisitions on a relative fair value basis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate &
Commodities

Cc:     Nanette C. Heide, Esq.
        Richard A. Silfen, Esq.